FINANCIAL SUMMARY

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                     FY2005
                     (April 1, 2004 through March 31, 2005)




        English translation from the original Japanese-language document



















                            TOYOTA MOTOR CORPORATION

Cautionary Statement with Respect to Forward-Looking Statements

     This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;
(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates;
(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
     A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

             ------------------------------------------------------

     This report contains summarized and condensed financial statements prepared in accordance with accounting principles generally accepted in the United States of America.

                        OVERVIEW OF ASSOCIATED COMPANIES
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

     Toyota Motor Corporation ("TMC") and its associated companies (524 consolidated subsidiaries and 222 affiliates as of March 31, 2005) are engaged mainly in the automotive industry and also in the financial services and other businesses.
     The following three business segments are segmented on the basis as stated under the "Segment Information" according to the business category.

Automotive:
     This business involves the design, manufacturing and sale of passenger cars, recreational vehicles, sport utility vehicles, minivans, trucks, buses and related parts. Automobiles are manufactured mainly by TMC, Hino Motors, Ltd., and Daihatsu Motor Co., Ltd., but a portion of manufacturing is consigned to Toyota Auto Body Co., Ltd. and others. Automobiles are also manufactured by Toyota Motor Manufacturing, Kentucky, Inc. and other overseas companies. Automobile parts are manufactured by TMC, Denso Corporation and others. These products are sold through Tokyo Toyo-Pet Motor Sales Co., Ltd. and other dealers and to certain large customers, directly by TMC. Overseas, sales are made through Toyota Motor Sales, U.S.A., Inc. and other distributors and dealers. In addition, Volkswagen vehicles are sold through TMC and some dealers in Japan.
Financial Services:
     This business involves the provision of loans and leases to customers and the provision of loans to dealers. Toyota Finance Corporation in Japan, Toyota Motor Credit Corporation and other overseas subsidiaries and affiliates provide sales financing for TMC's products and the products of its subsidiaries and affiliates.
All other:
     Other business includes the design, manufacturing and sale of housing, telecommunications and other businesses. Housing is mainly manufactured by TMC and sold through domestic housing dealers.



                                                   *Consolidated subsidiaries, **Companies accounted for under the equity method

                                          Toyota Motor Corporation                  --->Flow of products

                                                                                    --->Flow of services


                                *Hino Motors, Ltd.
                            *Daihatsu Motor Co., Ltd.



                                                                         Manufacturing Companies overseas
                                                                         --------------------------------

Manufacturing companies in Japan                                           *Toyota Motor Manufacturing, Kentucky, Inc
--------------------------------                                           *Toyota Motor Manufacturing, Indiana, Inc.
   *Toyota Motor Kyushu, Inc.         *Toyota Motor Hokkaido, Inc          *Toyota Motor Manufacturing, Canada, Inc.
   *Toyota Auto Body Co., Ltd         *Kanto Auto Works, Ltd.              *Toyota Motor Manufacturing, (UK)Ltd.
   **Toyota Industries Corporation.   **Aichi Steel Corporation            *Toyota Motor Thailand Co., Limited
   **Toyoda Machine Works, Ltd.       **Aisin Seiki Co., Ltd.              *Toyota Motor Corporation Australia Ltd.
   **Denso Corporation                **Toyoda Gosei Co., Ltd.             *PT Astra Daihatsu Motor
   **Toyota Boshoku Corporation       **Aisin AW Co., Ltd.   etc           **New United Motor Manufacturing, Inc.  etc.



Dealers in Japan                                                         Distributors overseas
----------------                                                         ---------------------

   *Tokyo Toyota Motor Co., Ltd                                            *Toyota Motor Sales, USA., Inc
   *Tokyo Toyo-Pet Motor Sales Co., Ltd                                    *Toyota Motor marketing Europe n.v./s.a.
   *Osaka Toyopet Co., Ltd.  *Toyota Tokyo Corolla Co., Ltd                *Toyota Deutschland G.m.b.H.
   *Tokyo Hino Motors, Ltd.                                                *Toyota (GB) PLC  *Hino Motor Sales (Thailand) Ltd.
   *Hyogo Daihatsu Hanbai Co., Ltd.  etc                                   *Daihatsu Deutschland GmbH.  etc.


                             Financial companies
                             -------------------

                             *Toyota Finance Corporation
                             *Toyota Motor Credit Corporation   etc              Dealers overseas
                                                                                 ----------------

                                          Customers
                                          ---------

     Other major companies include Toyota Motor North America, Inc., which deals with public relations and research activities in North America, Toyota Motor Manufacturing, North America, Inc., which controls manufacturing companies in North America, Toyota Motor Europe n.v./s.a., which deals with public relations activities in Europe, Toyota Motor Engineering & Manufacturing Europe n.v./s.a., which controls manufacturing companies in Europe, and Toyota Financial Services Corporation, which controls the management of financial companies.

                                 Consolidated 1

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(Overview of Changes in Major Associated Companies)

For FY2005, the change in our major associated companies is as follows:

(Change in major associated companies)
    Companies excluded from consolidated accounting: Araco Corporation

     On October 1, 2004, Araco Corporation spun off its automotive manufacturing business and merged with Toyota Auto Body, Co., Ltd., a consolidated subsidiary of Toyota Motor Corporation, and subsequently merged with Takanichi Co., Ltd. and Toyoda Boshoku Corporation to become Toyota Boshoku Corporation. Toyota Boshoku is accounted for by the equity method.




                                 Consolidated 2

                                MANAGEMENT POLICY
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.   Toyota's Basic Management Policy

          Toyota Motor Corporation ("TMC") holds up the "Guiding Principles at Toyota Motor Corporation" as its basic management policy and believes that efforts to achieve the goals set forth in the principles will lead to an increase in shareholder value. The "Guiding Principles at Toyota Motor Corporation" are as follows:

           (1) Honor the language and spirit of the law of every nation and undertake open and fair corporate activities to be a good corporate citizen of the world.
           (2) Respect the culture and customs of every nation and contribute to economic and social development through corporate activities in the communities.
           (3) Dedicate ourselves to providing clean and safe products and to enhancing the quality of life everywhere through all our activities.
           (4) Create and develop advanced technologies and provide outstanding products and services that fulfill the needs of customers worldwide.
           (5) Foster a corporate culture that enhances individual creativity and teamwork value, while honoring mutual trust and respect between labor and management.
           (6) Pursue growth in harmony with the global community through innovative management.
           (7) Work with business partners in research and creation to achieve stable, long-term growth and mutual benefits, while keeping ourselves open to new partnerships.


2.   Basic Policy on the Distribution of Profits

          TMC deems the benefit of its shareholders as one of its priority management policies and strives to continuously increase per-share earnings, through promoting its business aggressively while improving its corporate foundations.
          With respect to the payment of dividends, TMC seeks to enhance the distribution of profits by striving to raise the consolidated dividend payout ratio to progressively higher levels, while giving due consideration to factors such as the business results of each term and new investment plans.
          Furthermore, we acquire treasury stock to improve capital efficiency and respond appropriately to changes in the business environment.
          As we anticipate the continued growth in worldwide automotive markets, we will utilize our internal funds to invest in improvement of product performance and development of next-generation technologies to achieve future growth, to develop production and sales networks domestically and overseas for further expansion of our global business and to expand into new business areas, while securing solid management foundation.


3.   Policy for the Granting of Stock Options and Other Incentive Plans

          Currently, TMC maintains an incentive plan for granting stock options to our directors, managing officers and senior managers, etc. Together with this plan, TMC also maintains an incentive plan for the executives of its overseas subsidiaries and affiliated companies.
          TMC believes that these incentive plans will heighten their willingness and motivation to improve business performance in the medium- and long-term, enhance international competitiveness and profitability, and contribute to increased shareholder value.



                                 Consolidated 3

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

4.   Basic Policy on Corporate Governance and Status of Policy Implementation

          TMC has positioned the stable long-term growth of shareholder value as a top-priority management issue. We believe that in carrying this out, it is essential that we achieve long-term and stable growth by building positive relationships with all stakeholders, including shareholders and customers as well as business partners, local communities and employees, and by supplying products that will satisfy our customers. This position is reflected in the "Guiding Principles at Toyota Motor Corporation", which is a statement of Toyota's fundamental business policies. To explain the Guiding Principles in greater detail, in January 2005, Toyota adopted and presented its "Contribution towards Sustainable Development" statement as the guideline to the "Guiding Principles at Toyota Motor Corporation". We are working to enhance corporate governance through a variety of measures designed to further increase our competitiveness as a global company.
          Specifically, TMC has introduced a new management system in June 2003, which features a streamlined board of directors with fewer members and the new position of managing officers who are responsible for particular operations. Under the new system, senior managing directors not only participate in the company's overall management, but also serve as a link between management and operations by acting as the top managers of particular operations. TMC believes that the adoption of this system reflecting ideas of front-line operations, which has been one of the company's strengths, will lead to a quick implementation of management decisions into operations, facilitate the incorporation of ideas from front-line operations within the company's overall business strategies, and promote decision making that is close to front-line operations.
          As a structure to ensure appropriate management, TMC holds a meeting of the International Advisory Board annually, which is comprised of experts outside Japan in order to receive advice concerning management issues from a global standpoint. Further, councils and committees such as "Labor-Management Council, Joint Labor-Management Round Table Conference", "Corporate Philanthropy Committee" and "Stock Option Committee" monitor and deliberate on management and corporate behavior from the viewpoint of various stakeholders.
          In order to develop corporate ethics and to achieve thorough legal compliance, TMC has established "Corporate Ethics Committee" consisting of directors at the executive vice president level and above as well as corporate auditors, to review important issues relating to corporate ethics, legal compliance, and risk management, and also to develop action plans concerning these issues. TMC has also created the Compliance Hotline that allows employees to consult with outside attorneys and all internal divisions have re-assessed compliance risks and are implementing countermeasures. TMC will continue to promote the "Code of Conduct for Toyota Employees" which is a guideline for employee behavior and conduct. TMC will work to advance corporate ethics through training and education at all levels and in all departments.
          TMC has adopted a system of corporate auditors, and four of the seven corporate auditors are outside auditors to enhance the transparency of corporate conduct. Each auditor conducts audits in accordance with the audit policies and plans determined by the Board of Auditors, playing an important role in corporate governance. With respect to internal audits, a specialized independent organization has increased the number of personnel to verify the effectiveness of internal controls over financial reporting. In order to enhance the reliability of the financial reporting of the company, the three auditing functions, namely, independent accountants, corporate auditors and internal auditors, have meetings periodically and as necessary to share information through discussion on audit plans and results that aids conducting an effective and efficient audit. The certified public accountants that conducted financial statement audits are Kazunori Tajima, Masaki Horie, Fusahiro Yamamoto, and Akihiko Nakamura of ChuoAoyama PricewaterhouseCoopers. Messrs. Tajima and Horie have each been auditing TMC's financial statements for nine years, Mr. Yamamoto for five years, and Mr. Nakamura for one year. These periods of time include period before the revisions to the Certified Public Accountant Law effective in June 2003. The number of assistants who worked in the financial statement audit for the current fiscal year were 33 certified public accountants, 20 junior accountants, and 2 others.


                                 Consolidated 4

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

          To enhance accountability, TMC established a Disclosure Committee in response to the enactment of Sarbanes-Oxley Act of 2002 in the United States of America to further ensure the complete and fair disclosure of material information in the annual reports. Further starting this year, the Disclosure Committee also covers the appropriateness of disclosures made under the Securities and Exchange Law in Japan.
          TMC remains committed to the stable enhancement in shareholder value over the long-term by proposing and implementing these management strategies based on long-term perspectives.


5.   TMC's Medium- and Long-term Management Strategy

          To continue its growth over the long-term, the Toyota Group will make combined efforts to address the following agenda.
          An immediate agenda is the introduction in Japan of the Lexus brand, which is currently marketed in more than 60 countries around the world, to establish Lexus as a global premium brand for the twenty-first century. Toyota has also started on a number of priority projects including the construction of new plants in the United States (Texas), Russia, and Thailand. In the rapidly growing Chinese market, where various auto manufactures are quickly expanding their operations, Toyota is developing integrated structures in conjunction with procurement, production, and sales.
          Medium- to long-term strategies include, first of all, anticipating customer needs to continue providing appealing products that are highly advanced and innovative, and feature superior styling. Toyota also continues to focus on the development of vehicle safety technologies and their incorporation into products. Second, Toyota has adopted the fourth Toyota Environmental Action Plan as one of the medium- to long-term plans looking ahead to 2010. Under this plan, Toyota is reinforcing and expanding on a global scale its responses to issues including global warming, hazardous material management, and recycling. Third, in addition to maintaining the world's highest levels of quality and reinforcing cost competitiveness, Toyota is working to increase overall group capabilities, develop optimal global business structures, and pursue compatibility between growth and efficiency. Finally, based on the idea that the source of corporate competitiveness is the development of talents, Toyota is promoting the development of highly creative personnel who can pass on Toyota's technologies and skills to the next generation.
          By addressing these agenda, Toyota will seek increases in shareholder value and work to become a company that can successfully compete on a global scale and continue to grow in the 21st century.
          In addition, we reaffirm our commitment to corporate ethics, including strict compliance with laws and regulations, and seek to become a global corporation, with sincerity and humility, that contributes to the development of a prosperous society and is trusted around the world.


6. Matters relating to parent companies

          Not applicable.



                                 Consolidated 5

                     BUSINESS RESULTS AND FINANCIAL POSITION

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.   Summary of Consolidated Financial Results of FY2005

     (1)  Financial Results

          During FY2005, the domestic economy has shown signs of moderate recovery, including stronger corporate profits and an improving employment situation. Overseas economies were generally strong, with higher capital expenditures and an increase in personal consumption in the United States of America, and continued rapid growth in Asia.
          Under these conditions, domestic vehicle sales increased by 78 thousand units, or 3.4%, to 2,381 thousand units in FY2005 compared with FY2004, primarily as a result of the active introduction of new products that met customer needs and the strong sales efforts of domestic dealers, although the overall domestic market was smaller than that of the previous year. Toyota's market share excluding mini-vehicles in Japan reached 44.5% in FY2005, exceeding a 40% market share for the seventh consecutive year. Toyota's market share including mini-vehicles in Japan was 41.1% in FY2005. Meanwhile, due to an extensive line-up that catered to regional needs, overseas vehicle sales increased in all regions by 611 thousand units, or 13.8%, to 5,027 thousand units in FY2005 compared with FY2004. Consequently, total vehicle sales in Japan and overseas increased by 689 thousand units, or 10.3%, to 7,408 thousand units in FY2005 compared with FY2004, marking a record high.
          Net revenues increased by 1,256.8 billion yen, or 7.3%, to 18,551.5 billion yen in FY2005 compared with FY2004, and operating income increased by 5.3 billion yen, or 0.3%, to 1,672.1 billion yen in FY2005 compared with FY2004. Among the factors contributing to the increase in operating income of 390.0 billion yen, marketing efforts accounted for 230.0 billion yen and cost reduction efforts accounted for 160.0 billion yen. On the other hand, factors contributing to the decrease in operating income primarily included the effects of changes in exchange rates of 140.0 billion yen, a decrease in the gains recognized on transfer of substitutional portion of the employee pension fund to the government of 59.8 billion yen, and an increase in R&D expenses and other expenses of 184.9 billion yen. Income before income taxes, minority interest and equity in earnings of affiliated companies decreased by 11.1 billion yen, or 0.6%, to 1,754.6 billion yen in FY2005 compared with FY2004. Net income increased by 9.2 billion yen, or 0.8%, to 1,171.2 billion yen in FY2005 compared with FY2004.






                                 Consolidated 6

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

    (2)   Cash Flows

          Cash flows from operating activities resulted in an increase in cash by 2,370.9 billion yen in FY2005, mainly due to net income of 1,171.2 billion yen. Net cash provided by operating activities increased by 184.2 billion yen from 2,186.7 billion yen in FY2004. Cash flows from investing activities resulted in a decrease in cash by 3,061.1 billion yen in FY2005, mainly due to the additions to finance receivables of 4,296.9 billion yen. Net cash used in investing activities decreased by 844.7 billion yen from 2,216.4 billion yen in FY2004. Cash flows from financing activities resulted in an increase in cash by 419.3 billion yen in FY2005. Net cash provided by financing activities increased by 177.1 billion yen from 242.2 billion yen in FY2004. After consideration of the effect of exchange rate changes, cash and cash equivalents decreased by 246.0 billion yen, or 14.2%, to 1,483.7 billion yen at the end of FY2005 compared with the end of FY2004.
          Regarding the consolidated cash flows by segment for FY2005, in non-financial services business, net cash provided by operating activities was 1,701.8 billion yen, net cash used in investing activities was 1,549.7 billion yen and net cash used in financing activities was 468.1 billion yen. Meanwhile, in the financial services business, net cash provided by operating activities was 645.2 billion yen, net cash used in investing activities was 1,487.3 billion yen and net cash provided by financing activities was 887.2 billion yen.
          Cash flows from origination and collection activities of finance receivables relating to inventory-sales have been reclassified from investing activities to operating activities in our consolidated statements of cash flows for the fiscal year ended March 31, 2005, based on the concerns raised by the staff of the United States Securities and Exchange Commission. Prior-period amounts have been also reclassified to conform to the current year presentation. As a result of these reclassifications, cash flows from operating activities in consolidated statements of cash flows for the year ended March 31, 2005 and 2004 decreased by 55.9 billion yen and 96.3 billion yen, respectively, and cash flows from investing activities increased by same amounts respectively compared with presentation before reclassification. In consolidated statements of cash flows as classified into non-financial services business and financial services business, cash flows from origination and collection activities of finance receivables relating to inventory-sales are continued to be reported in investing activities.





                                 Consolidated 7

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2.   Consolidated Financial Results of FY2005 by Segment

     (1) Segment Operating Results

         Automotive:
               Net revenues for the automotive operations increased by 1,139.7 billion yen, or 7.1%, to 17,113.5 billion yen in FY2005 compared with FY2004, and operating income decreased by 66.5 billion yen, or 4.4%, to 1,452.5 billion yen in FY2005 compared with FY2004. The decrease in operating income was mainly due to the impact from exchange rate changes, a decrease in the gains recognized on transfer of substitutional portion of the employee pension fund to the government and increases in R&D expenses, partially offset by increases in both production volume and vehicle units sold and cost reduction efforts.

         Financial services:
               Net revenues for the financial services operations increased by
          44.3 billion yen, or 6.0%, to 781.2 billion yen in FY2005 compared with FY2004, and operating income increased by 54.8 billion yen, or 37.6%, to 200.8 billion yen in FY2005 compared with FY2004. The increase in operating income was primarily due to solid performance as a result of an increase in financing volume, and in addition, sales financing subsidiaries in the United States of America capitalized certain disbursements, including disbursements made in prior years, directly related to origination of loans, in accordance with the Statement of Financial Accounting Standards No. 91.

         All other:
               Net revenues for all other businesses increased by 134.1 billion yen, or 15.0%, to 1,030.3 billion yen in FY2005 compared with FY2004, and operating income increased by 18.5 billion yen, or 121.3%, to 33.7 billion yen in FY2005 compared with FY2004. The increase in operating income was mainly due to steady production and favorable sales of the housing business.







                                 Consolidated 8

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

     (2)   Geographic Information

           Japan:
               Net revenues in Japan increased by 414.1 billion yen, or 3.6%, to 12,004.1 billion yen in FY2005 compared with FY2004, and operating income decreased by 120.9 billion yen, or 10.9%, to 987.2 billion yen in FY2005 compared with FY2004. The decrease in operating income was mainly due to the impact from exchange rate changes, a decrease in the gains recognized on transfer of substitutional portion of the employee pension fund to the government as well as an increase in R&D expenses and other costs, partially offset by increases in both production volume and vehicle units sold and cost reduction efforts.

           North America:
               Net revenues in North America increased by 245.8 billion yen, or 4.0%, to 6,373.4 billion yen in FY2005 compared with FY2004, and operating income increased by 56.5 billion yen, or 14.5%, to 447.5 billion yen in FY2005 compared with FY2004. The increase in operating income was mainly due to increases in both local production volume and vehicle units sold, cost reduction efforts made by local manufacturing subsidiaries and strong financial performance by Toyota's sales financing subsidiaries in the United States of America.

           Europe:
               Net revenues in Europe increased by 315.1 billion yen, or 14.6%, to 2,479.4 billion yen in FY2005 compared with FY2004, and operating income increased by 36.0 billion yen, or 49.8%, to 108.5 billion yen in FY2005 compared with FY2004. The increase in operating income was the result of higher production and sales volumes and continuing cost reduction efforts made by local production subsidiaries.

           Others:
               Net revenues in other markets increased by 447.2 billion yen, or 18.9%, to 2,809.1 billion yen in FY2005 compared with FY2004, and operating income increased by 44.3 billion yen, or 45.7 %, to 141.2 billion yen in FY2005 compared with FY2004. The increase in operating income was mainly due to substantial increases in both local production volume and vehicle units sold mainly in Asia and cost reduction efforts.


3.    Distribution of Profits for FY2005

     As for the dividends, in addition to the increase in interim dividends declared in November 2004 by 5 yen per share to 25 yen per share, TMC plans to increase the year-end dividends by 15 yen per share to 40 yen per share. As a result, on a full-year basis, the dividends will be 65 yen per share which is 20 yen higher than in the previous year, and the dividend payout ratio for FY2005 would be 40.5%, and the consolidated dividend payout ratio would be 18.3%.
     On the other hand, during FY2005, TMC repurchased 63 million of its own shares in the aggregate of 264,244 million yen from retained earnings.







                                 Consolidated 9

                        CONSOLIDATED PRODUCTION AND SALES
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1. Production
                                                                         (Units)
  ------------------------------------------------------------------------------
                                 FY2005                 FY2004
                           (April 2004 through   (April 2003 through   Increase
                               March 2005)           March 2004)      (Decrease)
  ------------------------------------------------------------------------------

               Japan               4,534,838          4,283,943        250,895
           ---------------------------------------------------------------------

            North America          1,156,166          1,034,323        121,843
           ---------------------------------------------------------------------

               Europe                595,874            514,992         80,882
  Vehicles ---------------------------------------------------------------------
    (new)
               Others                945,098            680,533        264,565
           ---------------------------------------------------------------------

           Overseas total          2,697,138          2,229,848        467,290
  ------------------------------------------------------------------------------

               Total               7,231,976          6,513,791        718,185
  ------------------------------------------------------------------------------

        Houses (Japan)                 5,115              4,564            551
  ------------------------------------------------------------------------------
  Note: The total production of vehicles (new) includes 745,745 units of Daihatsu brand vehicles (including OEM production) in FY2005 and 662,818 units in FY2004, and 93,470 units of Hino brand vehicles (including OEM production) in FY2005 and 87,071 units in FY2004 .

2. Sales (by destination)
                                                                         (Units)
  ------------------------------------------------------------------------------
                                 FY2005                 FY2004
                           (April 2004 through   (April 2003 through   Increase
                               March 2005)           March 2004)      (Decrease)
  ------------------------------------------------------------------------------

               Japan               2,381,325            2,303,078      78,247
           ---------------------------------------------------------------------

            North America          2,271,139            2,102,681     168,458
           ---------------------------------------------------------------------

               Europe                978,963              898,201      80,762
  Vehicles ---------------------------------------------------------------------
    (new)
               Others              1,776,951            1,415,403     361,548
           ---------------------------------------------------------------------

           Overseas total          5,027,053            4,416,285     610,768
  ------------------------------------------------------------------------------

               Total               7,408,378            6,719,363     689,015
  ------------------------------------------------------------------------------

        Houses (Japan)                 5,283                4,752         531
  ------------------------------------------------------------------------------
  Note: The total sales of vehicles (new) includes 703,497 units of Daihatsu brand vehicles in FY2005 and 623,016 units in FY2004, and 95,318 units of Hino brand vehicles in FY2005 and 87,304 units in FY2004.




                                Consolidated 10

                     BREAKDOWN OF CONSOLIDATED NET REVENUES
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                (Amounts are rounded to the nearest million yen)
  ------------------------------------------------------------------------------
                                 FY2005                FY2004          Increase
                           (April 2004 through   (April 2003 through  (Decrease)
                               March 2005)           March 2004)
  ------------------------------------------------------------------------------

        Vehicles                  14,803,255           13,830,174       973,081
  ------------------------------------------------------------------------------

        Parts & components for       236,592              236,467           125
        overseas production
  ------------------------------------------------------------------------------

        Parts                      1,091,673              998,647        93,026
  ------------------------------------------------------------------------------

        Others                       966,895              897,812        69,083
        ------------------------------------------------------------------------

   Total Automotive               17,098,415           15,963,100     1,135,315
  ------------------------------------------------------------------------------

   Financial services                760,664              716,727        43,937
  ------------------------------------------------------------------------------

   Housing                           136,100              121,142        14,958
  ------------------------------------------------------------------------------

   Telecommunications                 44,661               50,222        (5,561)
  ------------------------------------------------------------------------------

   Others                            511,686              443,569        68,117
  ------------------------------------------------------------------------------

   Total                          18,551,526           17,294,760     1,256,766
  ------------------------------------------------------------------------------
  Note:  The amounts represent net revenues to external customers.




                                Consolidated 11

                        CONSOLIDATED STATEMENTS OF INCOME
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                (Amounts are rounded to the nearest million yen)

--------------------------------------------------------------------------------------------------------
                                                    FY2005               FY2004           Increase
                                              (April 2004 through (April 2003 through    (Decrease)
                                                  March 2005)         March 2004)
--------------------------------------------------------------------------------------------------------


Net revenues :                                   18,551,526           17,294,760           1,256,766
   Sales of products                             17,790,862           16,578,033           1,212,829
   Financing operations                             760,664              716,727              43,937
Costs and expenses :                             16,879,339           15,627,870           1,251,469
   Cost of products sold                         14,500,282           13,506,337             993,945
   Cost of financing operations                     369,844              364,177               5,667
   Selling, general and administrative            2,009,213            1,757,356             251,857
Operating income                                  1,672,187            1,666,890               5,297
Other income (expense) :                             82,450               98,903             (16,453)
   Interest and dividend income                      67,519               55,629              11,890
   Interest expense                                 (18,956)             (20,706)              1,750
   Foreign exchange gain, net                        21,419               38,187             (16,768)
   Other income, net                                 12,468               25,793             (13,325)
Income before income taxes, minority              1,754,637            1,765,793             (11,156)
   interest and equity in earnings of
   affiliated companies
Provision for income taxes                          657,910              681,304             (23,394)
Income before minority interest and equity in     1,096,727            1,084,489              12,238
   equity in earnings of affiliated
   companies
Minority interest in consolidated subsidiaries      (64,938)             (42,686)            (22,252)
Equity in earnings of affiliated companies          139,471              120,295              19,176
Net income                                        1,171,260            1,162,098               9,162
----------------------------------------------------------------------------------------------------------

                                                                                               (Yen)
----------------------------------------------------------------------------------------------------------
Net income per share - basic                         355.35               342.90               12.45

Net income per share - diluted
                                                     355.28               342.86               12.42
----------------------------------------------------------------------------------------------------------



                                Consolidated 12

                           CONSOLIDATED BALANCE SHEETS
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                (Amounts are rounded to the nearest million yen)

-------------------------------------------------------------------------------------------------------------
                                                      FY2005                 FY2004               Increase
                                              (As of March 31, 2005) (As of March 31, 2004)      (Decrease)
-------------------------------------------------------------------------------------------------------------
                        Assets
Current assets :                                          9,440,105              8,848,453         591,652
   Cash and cash equivalents                              1,483,753              1,729,776        (246,023)
   Time deposits                                             63,609                 68,473          (4,864)
   Marketable securities                                    543,124                448,457          94,667
   Trade accounts and notes receivable, less              1,616,341              1,531,651          84,690
      allowance for doubtful accounts
   Finance receivables, net                               3,010,135              2,622,939         387,196
   Other receivables                                        438,676                396,788          41,888
   Inventories                                            1,306,709              1,083,326         223,383
   Deferred income taxes                                    475,764                457,161          18,603
   Prepaid expenses and other current assets                501,994                509,882          (7,888)
 Noncurrent finance receivables, net                      3,976,941              3,228,973         747,968
Investments and other assets :                            5,122,371              4,608,155         514,216
   Marketable securities and other securities             2,704,142              2,241,971         462,171
      investments
   Affiliated companies                                   1,570,185              1,370,171         200,014
   Employees receivables                                     49,538                 35,857          13,681
   Other                                                    798,506                960,156        (161,650)
Property, plant and equipment :                           5,795,594              5,354,647         440,947
   Land                                                   1,182,768              1,135,665          47,103
   Buildings                                              2,935,274              2,801,993         133,281
   Machinery and equipment                                7,897,509              7,693,616         203,893
   Vehicles and equipment on operating leases             1,828,697              1,493,780         334,917
   Construction in progress                                 214,781                237,195         (22,414)
   Less - Accumulated depreciation                       (8,263,435)            (8,007,602)       (255,833)
-------------------------------------------------------------------------------------------------------------
                     Total assets                        24,335,011             22,040,228       2,294,783
-------------------------------------------------------------------------------------------------------------



                                Consolidated 13

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                (Amounts are rounded to the nearest million yen)

-----------------------------------------------------------------------------------------------------------------------------
                                                            FY2005                    FY2004                 Increase
                                                    (As of March 31, 2005)    (As of March 31, 2004)        (Decrease)
-----------------------------------------------------------------------------------------------------------------------------
                   Liabilities
Current liabilities :                                           8,227,206                 7,597,991                629,215
   Short-term borrowings                                        2,381,827                 2,189,024                192,803
   Current portion of long-term debt                            1,150,920                 1,125,195                 25,725
   Accounts payable                                             1,856,799                 1,709,344                147,455
   Other payables                                                 693,041                   665,624                 27,417
   Accrued expenses                                             1,289,373                 1,133,281                156,092
   Income taxes payable                                           292,835                   252,555                 40,280
   Other current liabilities                                      562,411                   522,968                 39,443
Long-term liabilities :                                         6,557,926                 5,817,377                740,549
   Long-term debt                                               5,014,925                 4,247,266                767,659
   Accrued pension and severance costs                            646,989                   725,569                (78,580)
   Deferred income taxes                                          811,670                   778,561                 33,109
   Other long-term liabilities                                     84,342                    65,981                 18,361
                  Total liabilities                            14,785,132                13,415,368              1,369,764

    Minority interest in consolidated subsidiaries                504,929                   446,293                 58,636

                 Shareholders' equity
   Common stock                                                   397,050                   397,050                      -
   Additional paid-in capital                                     495,707                   495,179                    528
   Retained earnings                                            9,332,176                 8,326,215              1,005,961
   Accumulated other comprehensive loss                           (80,660)                 (204,592)               123,932
   Treasury stock, at cost                                     (1,099,323)                 (835,285)              (264,038)
              Total shareholders' equity                        9,044,950                 8,178,567                866,383
-----------------------------------------------------------------------------------------------------------------------------
      Total liabilities and shareholders' equity               24,335,011                22,040,228              2,294,783
-----------------------------------------------------------------------------------------------------------------------------



                                Consolidated 14

                           CONSOLIDATED STATEMENTS OF
                              SHAREHOLDERS' EQUITY
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


(1) FY2005 (April 2004 through March 2005)
                                (Amounts are rounded to the nearest million yen)

-------------------------------------------------------------------------------------------------------------------------------
                                                                                    Accumulated
                                             Common     Additional    Retained         other          Treasury       Total
                                             stock        paid-in     earnings     comprehensive       stock,
                                                          capital                  income (loss)      at cost
-------------------------------------------------------------------------------------------------------------------------------

Balances at March 31, 2004                     397,050      495,179    8,326,215          (204,592)     (835,285)    8,178,567
                                          -------------------------------------------------------------------------------------
Issuance during the year                                        528                                                        528
Comprehensive income:
   Net income                                                          1,171,260                                     1,171,260
   Other comprehensive income
     Foreign currency translation                                                           75,697                      75,697
       adjustments
     Unrealized gains on securities,
       net of reclassification                                                              38,455                      38,455
       adjustments
     Minimum pension liability                                                               9,780                       9,780
       adjustments
   Total comprehensive income                                                                                        1,295,192
Dividends paid                                                          (165,299)                                     (165,299)
Purchase and reissuance of common stock                                                                 (264,038)     (264,038)
                                          -------------------------------------------------------------------------------------
Balances at March 31, 2005                     397,050      495,707    9,332,176           (80,660)   (1,099,323)    9,044,950
-------------------------------------------------------------------------------------------------------------------------------

(2) FY2004 (April 2003 through March 2004)
                                (Amounts are rounded to the nearest million yen)

-------------------------------------------------------------------------------------------------------------------------------
                                                                                    Accumulated
                                             Common     Additional    Retained         other          Treasury       Total
                                             stock        paid-in     earnings     comprehensive       stock,
                                                          capital                  income (loss)      at cost
-------------------------------------------------------------------------------------------------------------------------------

Balances at March 31, 2003                     397,050      493,790    7,301,795          (604,272)     (467,363)    7,121,000
                                          -------------------------------------------------------------------------------------
Issuance during the year                                      1,389                                                      1,389
Comprehensive income:
   Net income                                                          1,162,098                                     1,162,098
   Other comprehensive income (loss)
     Foreign currency translation                                                         (203,257)                   (203,257)
       adjustments
     Unrealized gains on securities,
       net of reclassification                                                             329,672                     329,672
       adjustments
     Minimum pension liability                                                             273,265                     273,265
       adjustments
   Total comprehensive income                                                                                        1,561,778
Dividends paid                                                          (137,678)                                     (137,678)
Purchase and reissuance of common stock                                                                 (367,922)     (367,922)
                                          -------------------------------------------------------------------------------------
Balances at March 31, 2004                     397,050      495,179    8,326,215          (204,592)     (835,285)    8,178,567
-------------------------------------------------------------------------------------------------------------------------------



                                Condolidated 15

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)



                                (Amounts are rounded to the nearest million yen)

-------------------------------------------------------------------------------------------------------------------------------
                                                                                 FY2005                       FY2004
                                                                        (April 2004 through March      (April 2003 through
                                                                                  2005)                    March 2004)
-------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities :
   Net income                                                                          1,171,260                   1,162,098
   Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation                                                                       997,713                     969,904
      Provision for doubtful accounts and credit losses                                   63,154                      83,138
      Pension and severance costs, less payments                                         (52,933)                   (159,267)
      Loss on disposal of fixed assets                                                    49,159                      39,742
      Unrealized losses on available-for-sale securities, net                              2,324                       3,063
      Deferred income taxes                                                               84,711                     120,828
      Minority interest in consolidated subsidiaries                                      64,938                      42,686
      Equity in earnings of affiliated companies                                        (139,471)                   (120,295)
      Changes in operating assets and liabilities and other                              130,085                      44,837
-------------------------------------------------------------------------------------------------------------------------------
                            Net cash provided by operating activities                  2,370,940                   2,186,734
-------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities :
      Additions to finance receivables                                                (4,296,966)                 (4,547,068)
      Collection of and proceeds from sales of finance receivables                     3,377,510                   3,395,430
      Additions to fixed assets excluding equipment leased to others                  (1,068,287)                   (945,803)
      Additions to equipment leased to others                                           (854,953)                   (542,738)
      Proceeds from sales of fixed assets excluding equipment                             69,396                      73,925
       leased to others
      Proceeds from sales of equipment leased to others                                  316,456                     288,681
      Purchases of marketable securities and security investments                     (1,165,791)                 (1,336,467)
      Proceeds from sales of and maturity of marketable securities                       573,943                   1,436,142
       and security investments
      Payment for additional investments in affiliated companies,                           (901)                    (20,656)
       net of cash acquired
      Changes in investments and other assets and other                                  (11,603)                    (17,941)
-------------------------------------------------------------------------------------------------------------------------------
                                Net cash used in investing activities                 (3,061,196)                 (2,216,495)
-------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities :
      Purchase of common stock                                                          (264,106)                   (357,457)
      Proceeds from issuance of long-term debt                                         1,863,710                   1,636,570
      Payments of long-term debt                                                      (1,155,223)                 (1,253,045)
      Increase in short-term borrowings                                                  140,302                     353,833
      Dividends paid                                                                    (165,299)                   (137,678)
-------------------------------------------------------------------------------------------------------------------------------
                            Net cash provided by financing activities                    419,384                     242,223
-------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                              24,849                     (74,714)
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                    (246,023)                    137,748
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                                         1,729,776                   1,592,028
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                               1,483,753                   1,729,776
-------------------------------------------------------------------------------------------------------------------------------

Note: In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.









                                Condolidated 16

                               SEGMENT INFORMATION
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1. Segment Operating Results and Assets

(1) FY2005 (April 2004 through March 2005)
                                (Amounts are rounded to the nearest million yen)

-------------------------------------------------------------------------------------------------------------------------------
                                 Automotive      Financial Services      All Other         Intersegment        Consolidated
                                                                                        Elimination and/or
                                                                                            Unallocated
                                                                                               Amount
-------------------------------------------------------------------------------------------------------------------------------
  Net revenues :
  (1) Sales to external             17,098,415             760,664            692,447                   -         18,551,526
       customers
  (2) Intersegment sales                15,120              20,597            337,873            (373,590)                 -
       and transfers
          Total                     17,113,535             781,261          1,030,320            (373,590)        18,551,526
-------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                15,661,000             580,408            996,577            (358,646)        16,879,339
-------------------------------------------------------------------------------------------------------------------------------
  Operating income                   1,452,535             200,853             33,743             (14,944)         1,672,187
===============================================================================================================================
  Assets                            11,141,197           9,487,248          1,025,517           2,681,049         24,335,011
-------------------------------------------------------------------------------------------------------------------------------
  Investment in equity               1,271,044             215,642                  -              75,746          1,562,432
    method investees
-------------------------------------------------------------------------------------------------------------------------------
  Depreciation expenses                754,339             220,584             22,790                   -            997,713
-------------------------------------------------------------------------------------------------------------------------------
  Capital expenditure                1,161,757             726,777             50,555             (15,849)         1,923,240
-------------------------------------------------------------------------------------------------------------------------------


(2) FY2004 (April 2003 through March 2004)
                                (Amounts are rounded to the nearest million yen)

-------------------------------------------------------------------------------------------------------------------------------
                                 Automotive      Financial Services      All Other         Intersegment        Consolidated
                                                                                        Elimination and/or
                                                                                            Unallocated
                                                                                               Amount
-------------------------------------------------------------------------------------------------------------------------------
  Net revenues :
  (1) Sales to external             15,963,100             716,727            614,933                   -         17,294,760
       customers
  (2) Intersegment sales                10,726              20,125            281,311            (312,162)                 -
       and transfers
          Total                     15,973,826             736,852            896,244            (312,162)        17,294,760
-------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                14,454,872             590,854            880,997            (298,853)        15,627,870
-------------------------------------------------------------------------------------------------------------------------------
  Operating income                   1,518,954             145,998             15,247             (13,309)         1,666,890
===============================================================================================================================
  Assets                            10,207,395           8,138,297            941,925           2,752,611         22,040,228
-------------------------------------------------------------------------------------------------------------------------------
  Investment in equity               1,092,713             211,657                  -              60,407          1,364,777
    method investees
-------------------------------------------------------------------------------------------------------------------------------
  Depreciation expenses                772,829             175,533             21,542                   -            969,904
-------------------------------------------------------------------------------------------------------------------------------
  Capital expenditure                1,020,608             432,222             43,212              (7,501)         1,488,541
-------------------------------------------------------------------------------------------------------------------------------

 Note: Unallocated corporate assets included under "Intersegment Elimination and/or Unallocated Amount" for FY2005 and FY2004 are 3,308,055 million yen and 3,270,973 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion security investments held by TMC.





                                Consolidated 17

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2. Consolidated Financial Statements as Classified into Non-Financial Services Business and Financial Services Business

(1) Consolidated Statements of Income as Classified into Non-Financial
    Services Business and Financial Services Business
                                (Amounts are rounded to the nearest million yen)

-------------------------------------------------------------------------------------------------------------------------------
                                                              FY2005                    FY2004                  Increase
                                                        (April 2004 through      (April 2003 through           (Decrease)
                                                            March 2005)              March 2004)
-------------------------------------------------------------------------------------------------------------------------------
             (Non-financial services)
  Net revenues                                                    17,800,357                16,586,814             1,213,543
  Costs and expenses :                                            16,310,540                15,048,559             1,261,981
     Cost of revenues                                             14,497,252                13,507,835               989,417
     Selling, general and administrative                           1,813,288                 1,540,724               272,564
  Operating income                                                 1,489,817                 1,538,255               (48,438)
  Other income, net                                                   68,736                    97,885               (29,149)
  Income before income taxes, minority
    interest and equity in earnings of
    affiliated companies                                           1,558,553                 1,636,140               (77,587)
  Provision for income taxes                                         578,709                   627,038               (48,329)
  Income before minority interest and equity in                      979,844                 1,009,102               (29,258)
    earnings of affiliated companies
  Minority interest in consolidated subsidiaries                     (63,952)                  (41,886)              (22,066)
  Equity in earnings of affiliated companies                         131,849                   107,542                24,307
  Net income                                                       1,047,741                 1,074,758               (27,017)
-------------------------------------------------------------------------------------------------------------------------------
               (Financial services)
  Net revenues                                                       781,261                   736,852                44,409
  Costs and expenses                                                 580,408                   590,854               (10,446)
     Cost of revenues                                                376,150                   365,750                10,400
     Selling, general and administrative                             204,258                   225,104               (20,846)
  Operating income                                                   200,853                   145,998                54,855
  Other expenses, net                                                 (4,764)                  (16,438)               11,674
  Income before income taxes, minority interest                      196,089                   129,560                66,529
    and equity in earnings of  affiliated companies
  Provision for income taxes                                          78,748                    53,959                24,789
  Income before minority interest and equity in                      117,341                    75,601                41,740
    earnings of affiliated companies
  Minority interest in consolidated subsidiaries                        (988)                     (815)                 (173)
  Equity in earnings of affiliated companies                           7,622                    12,753                (5,131)
  Net income                                                         123,975                    87,539                36,436
-------------------------------------------------------------------------------------------------------------------------------
                   (Elimination)
  Elimination of net income                                             (456)                     (199)                 (257)
-------------------------------------------------------------------------------------------------------------------------------
                  (Consolidated)
  Net income                                                       1,171,260                 1,162,098                 9,162
-------------------------------------------------------------------------------------------------------------------------------




                                Consolidated 18

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


(2) Consolidated Balance Sheets as Classified into Non-Financial Services Business and Financial Services Business

                                (Amounts are rounded to the nearest million yen)

-------------------------------------------------------------------------------------------------------------------------------
                                                               FY2005                    FY2004               Increase
                                                       (As of March 31, 2005)    (As of March 31, 2004)      (Decrease)
-------------------------------------------------------------------------------------------------------------------------------
                      Assets
             (Non-financial services)
  Current assets:                                                   6,401,152                6,125,239               275,913
      Cash and cash equivalents                                     1,324,126                1,618,876              (294,750)
      Time deposits                                                     8,006                   16,689                (8,683)
      Marketable securities                                           541,785                  444,543                97,242
      Trade accounts and notes receivable,                          1,640,155                1,570,205                69,950
        less allowance for doubtful accounts
      Inventories                                                   1,306,709                1,083,326               223,383
      Prepaid expenses and other current assets                     1,580,371                1,391,600               188,771

  Investments and other assets                                      4,804,843                4,254,625               550,218
  Property, plant and equipment                                     4,579,052                4,398,163               180,889
-------------------------------------------------------------------------------------------------------------------------------
                       Total                                       15,785,047               14,778,027             1,007,020
-------------------------------------------------------------------------------------------------------------------------------
               (Financial services)
  Current assets:                                                   3,836,650                3,379,957               456,693
      Cash and cash equivalents                                       159,627                  110,900                48,727
      Time deposits                                                    55,603                   51,784                 3,819
      Marketable securities                                             1,339                    3,914                (2,575)
      Finance receivables, net                                      3,010,135                2,608,340               401,795
      Prepaid expenses and other current assets                       609,946                  605,019                 4,927

  Noncurrent finance receivables, net                               3,976,941                3,221,013               755,928
  Investments and other assets                                        457,115                  580,843              (123,728)
  Property, plant and equipment                                     1,216,542                  956,484               260,058
-------------------------------------------------------------------------------------------------------------------------------
                       Total                                        9,487,248                8,138,297             1,348,951
-------------------------------------------------------------------------------------------------------------------------------
                   (Elimination)
               Elimination of assets                                 (937,284)                (876,096)              (61,188)
-------------------------------------------------------------------------------------------------------------------------------
                  (Consolidated)
                   Total assets                                    24,335,011               22,040,228             2,294,783
-------------------------------------------------------------------------------------------------------------------------------

 Note: Assets in the non-financial services include unallocated corporate assets.





                                Consolidated 19

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)




                                (Amounts are rounded to the nearest million yen)

-------------------------------------------------------------------------------------------------------------------------------
                                                              FY2005                   FY2004                Increase
                                                      (As of March 31, 2005)   (As of March 31, 2004)       (Decrease)
-------------------------------------------------------------------------------------------------------------------------------
                    Liabilities
             (Non-financial services)
  Current liabilities:                                            5,139,351                4,774,129                 365,222
      Short-term borrowings                                         713,474                  718,396                  (4,922)
      Current portion of long-term debt                              60,092                   62,634                  (2,542)
      Accounts payable                                            1,847,036                1,695,255                 151,781
      Accrued expenses                                            1,200,122                1,084,357                 115,765
      Income taxes payable                                          263,291                  241,691                  21,600
      Other current liabilities                                   1,055,336                  971,796                  83,540

  Long-term liabilities:                                          1,957,404                2,096,318                (138,914)
      Long-term debt                                                747,911                  771,791                 (23,880)
      Accrued pension and severance costs                           645,308                  724,369                 (79,061)
      Other long-term liabilities                                   564,185                  600,158                 (35,973)
                       Total                                      7,096,755                6,870,447                 226,308
-------------------------------------------------------------------------------------------------------------------------------
               (Financial services)
  Current liabilities:                                            3,789,503                3,457,028                 332,475
      Short-term borrowings                                       2,269,197                2,029,258                 239,939
      Current portion of long-term debt                           1,092,328                1,088,762                   3,566
      Accounts payable                                               15,542                   15,287                     255
      Accrued expenses                                               93,042                   53,031                  40,011
      Income taxes payable                                           29,544                   10,864                  18,680
      Other current liabilities                                     289,850                  259,826                  30,024

  Long-term liabilities:                                          4,836,755                3,971,941                 864,814
      Long-term debt                                              4,503,247                3,726,355                 776,892
      Accrued pension and severance costs                             1,681                    1,200                     481
      Other long-term liabilities                                   331,827                  244,386                  87,441
                       Total                                      8,626,258                7,428,969               1,197,289
-------------------------------------------------------------------------------------------------------------------------------
                   (Elimination)
            Elimination of liabilities                             (937,881)                (884,048)                (53,833)
                  (Consolidated)
                 Total liabilities                               14,785,132               13,415,368               1,369,764
-------------------------------------------------------------------------------------------------------------------------------
                  (Consolidated)
         Minority interest in consolidated                          504,929                  446,293                  58,636
                   subsidiaries
-------------------------------------------------------------------------------------------------------------------------------
               Shareholders' equity
                  (Consolidated)
  Common stock                                                      397,050                  397,050                       -
  Additional paid-in capital                                        495,707                  495,179                     528
  Retained earnings                                               9,332,176                8,326,215               1,005,961
  Accumulated other comprehensive loss                              (80,660)                (204,592)                123,932
  Treasury stock, at cost                                        (1,099,323)                (835,285)               (264,038)
            Total shareholders' equity                            9,044,950                8,178,567                 866,383
-------------------------------------------------------------------------------------------------------------------------------
                  (Consolidated)
    Total liabilities and shareholders' equity                   24,335,011               22,040,228               2,294,783
-------------------------------------------------------------------------------------------------------------------------------




                                Consolidated 20

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Consolidated Statements of Cash Flows as Classified into Non-Financial Services Business and Financial Services Business

                                (Amounts are rounded to the nearest million yen)

------------------------------------------------------------------------------------------------------------------------------
                                                                                    FY2005                    FY2004
                                                                             (April 2004 through       (April 2003 through
                                                                                 March 2005)               March 2004)
------------------------------------------------------------------------------------------------------------------------------
                        (Non-financial services)

  Cash flows from operating activities :
   Net income                                                                           1,047,741                 1,074,758
   Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation                                                                        777,129                   794,371
      Provision for doubtful accounts and credit losses                                    15,752                    13,356
      Pension and severance costs, less payments                                          (53,401)                 (159,291)
      Loss on disposal of fixed assets                                                     48,334                    38,708
      Unrealized losses on available-for-sale securities, net                               2,324                     3,063
      Deferred income taxes                                                                29,398                    82,918
      Minority interest in consolidated subsidiaries                                       63,952                    41,886
      Equity in earnings of affiliated companies                                         (131,849)                 (107,542)
      Changes in operating assets and liabilities and other                               (97,535)                   88,212
------------------------------------------------------------------------------------------------------------------------------
                                Net cash provided by operating activities               1,701,845                 1,870,439
------------------------------------------------------------------------------------------------------------------------------

  Cash flows from investing activities:
      Additions to fixed assets excluding equipment leased to others                   (1,049,572)                 (923,105)
      Additions to equipment leased to others                                            (146,891)                 (133,214)
      Proceeds from sales of fixed assets excluding equipment leased to                    60,034                    63,211
       others
      Proceeds from sales of equipment leased to others                                    84,450                    78,393
      Purchases of marketable securities and security investments                      (1,053,417)               (1,077,317)
      Proceeds from sales of and maturity of marketable securities and                    471,614                 1,108,265
       security investments
      Payment for additional investments in affiliated companies, net of                     (901)                  (20,656)
      cash acquired
      Changes in investments and other assets and other                                    84,979                   (16,051)
------------------------------------------------------------------------------------------------------------------------------
                                    Net cash used in investing activities              (1,549,704)                 (920,474)
------------------------------------------------------------------------------------------------------------------------------

  Cash flows from financing activities:
      Purchase of common stock                                                           (264,106)                 (357,457)
      Proceeds from issuance of long-term debt                                             27,363                    48,373
      Payments of long-term debt                                                          (59,689)                 (140,384)
      Decrease in short-term borrowings                                                       564                  (105,051)
      Dividends paid                                                                     (165,299)                 (137,678)
      Other                                                                                (7,000)                  (15,000)
------------------------------------------------------------------------------------------------------------------------------
                                    Net cash used in financing activities                (468,167)                 (707,197)
------------------------------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash and cash equivalents                             21,276                   (61,623)
------------------------------------------------------------------------------------------------------------------------------
  Net increase (decrease) in cash and cash equivalents                                   (294,750)                  181,145
------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at beginning of year                                        1,618,876                 1,437,731
------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of year                                              1,324,126                 1,618,876
------------------------------------------------------------------------------------------------------------------------------


                                Consolidated 21

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                (Amounts are rounded to the nearest million yen)

------------------------------------------------------------------------------------------------------------------------------
                                                                                    FY2005                    FY2004
                                                                             (April 2004 through       (April 2003 through
                                                                                 March 2005)               March 2004)
------------------------------------------------------------------------------------------------------------------------------
                         (Financial services)

  Cash flows from operating activities:
   Net income                                                                             123,975                    87,539
   Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation                                                                        220,584                   175,533
      Provision for doubtful accounts and credit losses                                    47,402                    69,782
      Pension and severance costs, less payments                                              468                        24
      Loss on disposal of fixed assets                                                        825                     1,034
      Deferred income taxes                                                                54,860                    37,603
      Minority interest in consolidated subsidiaries                                          988                       815
      Equity in earnings of affiliated companies                                           (7,622)                  (12,753)
      Changes in operating assets and liabilities and other                               203,762                   (13,546)
------------------------------------------------------------------------------------------------------------------------------
                                Net cash provided by operating activities                 645,242                   346,031
------------------------------------------------------------------------------------------------------------------------------

  Cash flows from investing activities:
      Additions to finance receivables                                                 (8,264,794)               (8,126,880)
      Collection of and proceeds from sales of finance receivables                      7,289,387                 6,878,953
      Additions to fixed assets excluding equipment leased to others                      (18,715)                  (22,698)
      Additions to equipment leased to others                                            (708,062)                 (409,524)
      Proceeds from sales of fixed assets excluding equipment leased to                     9,362                    10,714
       others
      Proceeds from sales of equipment leased to others                                   232,006                   210,288
      Purchases of marketable securities and security investments                        (112,374)                 (259,150)
      Proceeds from sales of and maturity of marketable securities and                    102,329                   327,877
       security investments
      Changes in investments and other assets and other                                   (16,485)                  (41,054)
------------------------------------------------------------------------------------------------------------------------------
                                    Net cash used in investing activities              (1,487,346)               (1,431,474)
------------------------------------------------------------------------------------------------------------------------------

  Cash flows from financing activities:
      Proceeds from issuance of long-term debt                                          1,862,012                 1,682,550
      Payments of long-term debt                                                       (1,160,710)               (1,187,219)
      Increase in short-term borrowings                                                   178,956                   544,806
      Other                                                                                 7,000                    15,000
------------------------------------------------------------------------------------------------------------------------------
                                Net cash provided by financing activities                 887,258                 1,055,137
------------------------------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash and cash equivalents                              3,573                   (13,091)
------------------------------------------------------------------------------------------------------------------------------
  Net increase (decrease) in cash and cash equivalents                                     48,727                   (43,397)
------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at beginning of year                                          110,900                   154,297
------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of year                                                159,627                   110,900
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                            (Consolidated)
  Effect of exchange rate changes on cash and cash equivalents                             24,849                   (74,714)
------------------------------------------------------------------------------------------------------------------------------
  Net increase (decrease) in cash and cash equivalents                                   (246,023)                  137,748
------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at beginning of year                                        1,729,776                 1,592,028
------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of year                                              1,483,753                 1,729,776
------------------------------------------------------------------------------------------------------------------------------

 Note: In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.




                                Consolidated 22

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3.   Geographic Information

(1) FY2005 (April 2004 through March 2005)
                                (Amounts are rounded to the nearest million yen)

-------------------------------------------------------------------------------------------------------------------------------
                               Japan        North America       Europe          Others          Intersegment     Consolidated
                                                                                             Elimination and/or
                                                                                             Unallocated Amount
-------------------------------------------------------------------------------------------------------------------------------
  Net revenues :
  (1) Sales to external
       customers               7,408,136       6,187,624        2,305,450       2,650,316                   -     18,551,526
  (2) Intersegment sales
       and transfers           4,596,019         185,829          173,977         158,808          (5,114,633)             -
         Total                12,004,155       6,373,453        2,479,427       2,809,124          (5,114,633)    18,551,526
-------------------------------------------------------------------------------------------------------------------------------
  Operating expenses          11,016,913       5,925,894        2,370,886       2,667,898          (5,102,252)    16,879,339
-------------------------------------------------------------------------------------------------------------------------------
  Operating income               987,242         447,559          108,541         141,226             (12,381)     1,672,187
===============================================================================================================================
  Assets                      10,740,796       7,738,898        2,242,566       1,943,807           1,668,944     24,335,011
-------------------------------------------------------------------------------------------------------------------------------


(2) FY2004 (April 2003 through March 2004)
                                (Amounts are rounded to the nearest million yen)

-------------------------------------------------------------------------------------------------------------------------------
                               Japan        North America       Europe          Others          Intersegment     Consolidated
                                                                                             Elimination and/or
                                                                                             Unallocated Amount
-------------------------------------------------------------------------------------------------------------------------------
  Net revenues :
  (1) Sales to external        7,167,704       5,910,422        2,018,969       2,197,665                   -     17,294,760
       customers
  (2) Intersegment sales       4,422,283         217,217          145,372         164,218          (4,949,090)             -
       and transfers
         Total                11,589,987       6,127,639        2,164,341       2,361,883          (4,949,090)    17,294,760
-------------------------------------------------------------------------------------------------------------------------------
  Operating expenses          10,481,860       5,736,662        2,091,866       2,264,970          (4,947,488)    15,627,870
-------------------------------------------------------------------------------------------------------------------------------
  Operating income             1,108,127         390,977           72,475          96,913              (1,602)     1,666,890
===============================================================================================================================
  Assets                      10,210,904       6,674,694        1,842,947       1,567,276           1,744,407     22,040,228
-------------------------------------------------------------------------------------------------------------------------------

 Note: Unallocated corporate assets included under "Intersegment Elimination and/or Unallocated Amount" for FY2005 and FY2004 are 3,308,055 million yen, 3,270,973 million yen , respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.







                                Consolidated 23

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

    4. Overseas Sales

(1) FY2005 (April 2004 through March 2005)
                           (Amounts are rounded to the nearest million yen)

-------------------------------------------------------------------------------------------------------------------------------
                                 North America               Europe                   Others                   Total
-------------------------------------------------------------------------------------------------------------------------------
  Overseas sales                        6,374,235                2,365,525                3,865,764               12,605,524
-------------------------------------------------------------------------------------------------------------------------------
  Consolidated sales                            -                        -                        -               18,551,526
-------------------------------------------------------------------------------------------------------------------------------
  Ratio of overseas sales                       %                        %                        %                        %
    to consolidated sales                    34.4                     12.8                     20.8                     68.0
-------------------------------------------------------------------------------------------------------------------------------


(2) FY2004 (April 2003 through March 2004)
                                (Amounts are rounded to the nearest million yen)

-------------------------------------------------------------------------------------------------------------------------------
                                 North America               Europe                   Others                   Total
-------------------------------------------------------------------------------------------------------------------------------
  Overseas sales                         6,108,723               2,037,344                3,355,148               11,501,215
-------------------------------------------------------------------------------------------------------------------------------
  Consolidated sales                             -                       -                        -               17,294,760
-------------------------------------------------------------------------------------------------------------------------------
  Ratio of overseas sales                        %                       %                        %                        %
    to consolidated sales                     35.3                    11.8                     19.4                     66.5
-------------------------------------------------------------------------------------------------------------------------------














                                Consolidated 24

                       UNCONSOLIDATED STATEMENTS OF INCOME
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


                    (Million yen; amounts less than one million yen are omitted)

--------------------------------------------------------------------------------------------------------------------
                                                         FY2005                 FY2004
                                                   (April 2004 through   (April 2003 through         Increase
                                                       March 2005)           March 2004)            (Decrease)
--------------------------------------------------------------------------------------------------------------------
Net sales                                                   9,218,386              8,963,712              254,674
Cost of sales                                               7,506,044              7,186,182              319,862
Selling, general and administrative expenses                1,010,951                943,738               67,213
      Operating income                                        701,390                833,791             (132,401)
Non-operating income                                          273,440                180,108               93,332
      Interest income                                          15,765                 16,492                 (727)
      Dividend income                                         152,083                 57,867               94,216
      Other non-operating income                              105,591                105,748                 (157)
Non-operating expenses                                        118,598                 98,170               20,428
      Interest expenses                                        10,729                 10,847                 (118)
      Other non-operating expenses                            107,869                 87,323               20,546
      Ordinary income                                         856,231                915,728              (59,497)
Extraordinary losses                                           24,996                 23,231                1,765
     Losses on returned assets of substitutional
     portion of employee pension fund                               -                 23,231              (23,231)
      Impairment losses                                        24,996                      -               24,996
      Income before income taxes                              831,235                892,496              (61,261)
      Income taxes - current                                  281,700                300,300              (18,600)
      Income taxes - deferred                                  20,205                 10,726                9,479
      Net income                                              529,329                581,470              (52,141)
      Unappropriated retained earnings brought
      forward                                                 497,867                470,341               27,526
      Loss on sales of treasury stock                             184                      -                  184
      Interim cash dividends                                   82,049                 67,984               14,065
      Unappropriated retained earnings
      at end of year                                          944,962                983,826              (38,864)
--------------------------------------------------------------------------------------------------------------------

Note: Accounting Standard on Impairment of Fixed Assets is adopted from this fiscal year. As a result, 24,996 million yen of impairment loss on certain leased real estate is reported as extraordinary losses.



                                Unconsolidated 1

           PROPOSED APPROPRIATION OF UNCONSOLIDATED RETAINED EARNINGS
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                (Million yen except 'per share' amounts; amounts
                                          less than one million yen are omitted)

------------------------------------------------------------------------------------------------------------------------
                                                                    FY2005                              FY2004
------------------------------------------------------------------------------------------------------------------------
Unappropriated retained earnings at end of year                     944,962                             983,826
Reversal of reserve for losses on overseas                               55                                   2
investments
Total                                                               945,018                              983,829

The proposed appropriation is as follows:

Cash dividends                                                      130,723                              83,261

                                                          (JPY40 per share)                    (JPY25 per share)

Bonuses to directors                                                    614                                 598
Bonuses to corporate auditors                                            51                                  50
Reserve for special depreciation                                        739                                 959
Reserve for reduction of acquisition cost of                            111                               1,092
fixed assets
General reserve                                                     300,000                             400,000
Unappropriated retained earnings to be carried                      512,778                             497,867
forward
------------------------------------------------------------------------------------------------------------------------

Note: An interim dividend of JPY25 per share was paid on November 26, 2004, to shareholders (including the beneficial shareholders notified by Japanese Securities Depository Center) or registered pledgees, listed on the shareholders' record as of September 30, 2004. Total interim dividends paid were in amount of 82,049 million yen.



                                Unconsolidated 2

                          UNCONSOLIDATED BALANCE SHEETS
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                    (Million yen; amounts less than one million yen are omitted)

----------------------------------------------------------------------------------------------------------------------
                                                        FY2005                  FY2004                Increase
                                                 (As of March 31,2005)   (As of March 31,2004)       (Decrease)
----------------------------------------------------------------------------------------------------------------------
                    Assets
Current assets                                               3,453,441               3,358,189                95,252
      Cash and deposits                                         60,275                  87,052              (26,777)
      Trade accounts receivable                              1,088,735               1,037,717                51,018
      Marketable securities                                    870,735                 995,893             (125,158)
      Finished goods                                           116,864                 113,465                 3,399
      Raw materials                                             14,747                  13,615                 1,132
      Work in process                                           82,069                  70,877                11,192
      Supplies                                                   8,091                   7,639                   452
      Short-term loans                                         511,757                 354,616               157,141
      Deferred income taxes                                    248,110                 244,726                 3,384
      Others                                                   459,153                 437,584                21,569
      Less: allowance for doubtful accounts                    (7,100)                 (5,000)               (2,100)

Fixed assets                                                 5,617,550               5,458,975               158,575
    Property, plant and equipment                            1,258,835               1,260,728               (1,893)
      Buildings                                                371,515                 360,374                11,141
      Structures                                                41,537                  40,770                   767
      Machinery and equipment                                  314,168                 323,619               (9,451)
      Vehicle and delivery equipment                            16,109                  10,973                 5,136
      Tools, furniture and fixtures                             83,012                  84,473               (1,461)
      Land                                                     388,658                 394,616               (5,958)
      Construction in progress                                  43,834                  45,899               (2,065)

  Investments and other assets                               4,358,714               4,198,247               160,467
    Investments in securities                                1,817,556               1,601,002               216,554
    Investments in subsidiaries and affiliates               1,931,634               1,926,603                 5,031
    Long-term loans                                            362,951                 388,914              (25,963)
    Deferred income taxes                                      129,571                 135,922               (6,351)
    Others                                                     140,600                 166,404              (25,804)
    Less: allowance for doubtful accounts                     (23,600)                (20,600)               (3,000)
----------------------------------------------------------------------------------------------------------------------

                 Total assets                                9,070,991               8,817,164               253,827
----------------------------------------------------------------------------------------------------------------------


                                Unconsolidated 3

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                    (Million yen; amounts less than one million yen are omitted)

----------------------------------------------------------------------------------------------------------------------
                                                        FY2005                  FY2004                Increase
                                                 (As of March 31,2005)   (As of March 31,2004)       (Decrease)
----------------------------------------------------------------------------------------------------------------------
                 Liabilities
Current liabilities                                         2,180,374               1,970,407               209,967
      Trade notes payable                                       1,375                     932                   443
      Trade accounts payable                                  909,108                 837,241                71,867
      Current portion of bonds                                    600                       -                   600
      Other payables                                          401,464                 378,831                22,633
      Income taxes payable                                    144,730                 127,807                16,923
      Accrued expenses                                        443,165                 409,709                33,456
      Deposits received                                       250,648                 197,750                52,898
      Allowance for EXPO 2005 Aichi                                67                   2,548                (2,481)
      Others                                                   29,214                  15,585                13,629

Long-term liabilities                                         832,806                 862,081               (29,275)
      Bonds                                                   500,000                 500,600                  (600)
      Allowance for retirement benefits                       289,694                 292,493                (2,799)
      Others                                                   43,111                  68,988              (25,877)
                            Total liabilities               3,013,181               2,832,489               180,692

            Shareholders' equity
Common stock                                                  397,049                 397,049                     -
Capital surplus                                               416,970                 416,970                     -
      Capital reserve                                         416,970                 416,970                     -
Retained earnings                                           6,094,528               5,731,342               363,186
     Legal reserve                                             99,454                  99,454                     -
     Reserve for losses on overseas                               252                     254                    (2)
     investments
     Reserve for special depreciation                           2,457                   1,498                   959
     Reserve for reduction of acquisition                       6,475                   5,382                 1,093
     cost of fixed assets
     General reserve                                        5,040,926               4,640,926               400,000
     Unappropriated retained earnings at end                  944,962                 983,826               (38,864)
     of year
Net unrealized gains on other securities                      279,780                 305,725               (25,945)
Less: treasury stock                                       (1,130,519)               (866,413)             (264,106)
                   Total shareholders' equity               6,057,810               5,984,675                73,135
----------------------------------------------------------------------------------------------------------------------

  Total liabilities and shareholders' equity                9,070,991               8,817,164               253,827
----------------------------------------------------------------------------------------------------------------------




                                Unconsolidated 4